Exhibit 99.1

28 February 2018
Midatech Pharma PLC
("Midatech" or the "Company")

Midatech receives Orphan Drug Designation for MTD119 from the European Medicines Agency

Midatech (AIM: MTPH, Nasdaq: MTP), the international specialty pharmaceutical company focused on developing and commercialising products in oncology, today announces that the European Medicines Agency (EMA) has granted Orphan Drug Designation (ODD) for its advanced liver cancer drug candidate MTD119.

MTD119 (previously MTR104) is a treatment for hepatocellular carcinoma (HCC), a rare, aggressive cancer that affects the liver. There are very few treatments for HCC, particularly for patients with an advanced form of the disease, and fewer than ten per cent of patients with HCC currently survive beyond five years of diagnosis. MTD119 is a combination of Midatech’s gold nanoparticle (GNP) technology with the potent anti-tubulin chemotherapeutic maytansine, in which the GNP is designed to improve the biodistribution and targeted delivery of the maytansine agent to the tumour site.

The ODD programme provides orphan status to drugs intended for the safe and effective treatment, diagnosis or prevention of rare diseases or disorders that affect fewer than 5 in 10,000 people in the EU. Sponsors who obtain ODD benefit from development assistance and are eligible for 10 years of market exclusivity once the medicine is on the market.

A recent pre-clinical study comparing the efficacy of MTD119 with sorafenib, the current standard of care, shows a greater response rate and suggests the potential for an improved efficacy profile for MTD119.

The global HCC market is estimated to be worth around $1bn by 2024 however, due to the limited efficacy and high toxicity of existing treatments, we believe there is scope to significantly expand this market.

This programme is currently being prepared for clinical trials MTD119 has commenced formal investigational new drug (IND) application enabling toxicology studies, with completion of the pilot studies expected in H1 2018.  This will be followed by assessment and full toxicology with an expected IND submission to the US Food and Drug Administration for first in human studies in H2 2018 – H1 2019.

Commenting on the news, Dr Jim Phillips, Chief Executive Officer of Midatech Pharma, said: "We are pleased that the EMA has granted MTD119 Orphan Drug Designation to treat patients with liver cancer. Not only does this represent an important regulatory milestone for Midatech, but the decision means Midatech will receive financial and developmental support, as well as marketing exclusivity following approval of the drug. Our focus now is on advancing the development of MTD119 as fast as possible while also continuing to work on our exciting pipeline of oncology and immunotherapy assets, which contains several potentially significant and value-driving inflection points in 2018.”

This announcement contains inside information for the purposes of Article 7 of Regulation (EU) 596/2014 (MAR).

- Ends -

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 841575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Nominated Adviser and Broker)
Corporate Finance
Freddy Crossley / Ryan McCarthy
Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Nick Brown
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Westwicke Partners (US Investor Relations)
Chris Brinzey
Tel: +1 339 970 2843
Email: chris.brinzey@westwicke.com

Notes for Editors

About Midatech Pharma PLC
Midatech is an international specialty pharmaceutical company focused on the research and development of a pipeline of medicines for oncology and other therapeutic areas, and marketing these through its established US commercial operation which includes four cancer care supportive products and two further co-promoted products.  Midatech's strategy is to internally develop oncology products, and to drive growth both organically and through strategic acquisitions.  The Company's R&D activities are focused on three innovative platform technologies to deliver drugs at the "right time, right place": gold nanoparticles ("GNPs") to enable targeted delivery; Q-Sphera polymer microspheres to enable sustained release ("SR") delivery; and Nano Inclusion ("NI") to provide local delivery of therapeutics, initially to the brain. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com

Forward-Looking Statements
Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such forward-looking statements include, but are not limited to, statements regarding the ability of Midatech to successfully test, manufacture, produce or commercialize products for conditions using the nanoparticle and sustained release drug delivery platforms, and the ability for products in development to achieve positive clinical results, and the ability to meet or achieve timelines associated with pre-clinical studies, clinical trials or regulatory submissions. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.